HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203

William T. Hart, P.C.	________	Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414

(303) 839-0061

March 4, 2009

Ernest Greene
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Flexible Solutions International Inc. Form 10-KSB/A year ended December 31, 2007

This office represents Flexible Solutions International Inc. (the “Company”).  The Company’s amended report on Form 10-KSB has been filed with the Commission.  This letter provides the Company’s responses to the comments received from the Staff by letter dated February 25, 2009.  The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff’s comment letter.  The number under the “Page Number” column indicates the page number in the 10-KSB report where the response to the comment can be found.

		Page #

1.	Comment complied with.	F-1, Exh. 23.1

2.	We have revised Item 8A(T) in the amended 10-KSB report.	18

Very Truly Yours,

HART & TRINEN, L.L.P.

By: /s/ William T. Hart